TeleAmerica Television Network
1411 Warner Ave Suite B,
Tustin CA 92780
Phone (714) 716-5000
EXHIBIT
Plan of Acquisition, Reorganization, Liquidation or Succession

There are no plan of acquisition, reorganization, liquidation or succession at the present time. TeleAmerica Television Network, Corp, will update filling if any plan of acquisition, reorganization, liquidation or succession is entered.